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CUSIP No. 03071V 10 9                                                Page 1 of 8


UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                             AMERISTEEL CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                   03071V 10 9
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                                 (CUSIP Number)

                                  TOM J. LANDA
                             AMERISTEEL CORPORATION
                            #312-5100 W. LEMON STREET
                                 TAMPA, FL 33609
                            TELEPHONE: (813) 207-2300
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                    COPY TO:
                             DARREN D. BACCUS, ESQ.
                                    TORYS LLP
                                 237 PARK AVENUE
                          NEW YORK, NEW YORK 10017-3142
                            TELEPHONE: (212) 880-6000

                                OCTOBER 23, 2002
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (Sections) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (Section)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 03071V 10 9                                                Page 2 of 8


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GERDAU AMERISTEEL CORPORATION
      TAX ID NUMBER:  NOT APPLICABLE
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)[ ]
                                                                          (b)[ ]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS*

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)
                                                                             [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA
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                             7     SOLE VOTING POWER

NUMBER OF SHARES            ----------------------------------------------------
BENEFICIALLY OWNED BY        8     SHARED VOTING POWER
EACH REPORTING PERSON              9,000,000
WITH
                            ----------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   9,000,000

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,000,000

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      86.58%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
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* SEE INSTRUCTIONS BEFORE FILLING OUT.
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CUSIP No. 03071V 10 9                                                Page 3 of 8


Item 1.           SECURITY AND ISSUER

                  This Schedule 13D relates to the shares of common stock, $0.01 par value (the "Shares"), of AmeriSteel Corporation, a Florida corporation with its principal executive office located at 5100 W. Lemon Street, Suite 312, Tampa, Florida 33609 (the "Issuer").

Item 2.           IDENTITY AND BACKGROUND

                  This statement is being filed by Gerdau AmeriSteel
                  Corporation.

                  (a) Gerdau AmeriSteel Corporation ("Gerdau AmeriSteel") is a corporation incorporated under the laws of the Province of Ontario, Canada.

                  (b) The address of the principal executive office of Gerdau AmeriSteel is Hopkins Street South, Whitby, Ontario L1N 5T1.

                  (c) Gerdau AmeriSteel operates in the steel manufacturing industry.

                  (d) During the past five years, Gerdau AmeriSteel has not been convicted in any criminal proceeding.

                  (e) During the past five years, Gerdau AmeriSteel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Information regarding the directors and executive officers of Gerdau AmeriSteel is set forth on Schedule I attached hereto. The citizenship of the directors and executive officers of Gerdau AmeriSteel is as stated on
Schedule I. During the last five years, to the knowledge of Gerdau AmeriSteel, no person named on Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Pursuant to the transaction agreement among Co-Steel, Gerdau S.A. and its wholly-owned subsidiary Gerdau Steel Inc. dated as of August 12, 2002, as amended and restated thereafter (the "Transaction Agreement"), Co-Steel acquired indirectly all of the issued and outstanding shares of Gerdau MRM Holdings Inc., Gerdau Courtice Steel Inc. and Gerdau USA Inc., a Delaware corporation ("Gerdau USA"), in exchange for the issuance of 146,588,194 common shares in the capital of Co-Steel to 4104315 Canada Limited, which is a wholly-owned subsidiary of Gerdau Steel Inc., less the number of shares to be issued to the AmeriSteel Minority Shareholders (i.e., 13,199,794 common shares) (as discussed below) (the

                                     3 of 8
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CUSIP No. 03071V 10 9                                                Page 4 of 8


"Transaction"). On closing of the Transaction, the name of Co-Steel was changed to "Gerdau AmeriSteel Corporation." The Issuer is a direct subsidiary of Gerdau USA, who holds 9,000,000 Shares.

                  Gerdau AmeriSteel will issue 13,199,794 of its common shares to the shareholders, other than Gerdau S.A. and its subsidiaries, of the Issuer who hold, in the aggregate, approximately 13% of the outstanding shares of the Issuer (the "AmeriSteel Minority Shareholders") in exchange for the Shares that the AmeriSteel Minority Shareholders own (the "AmeriSteel Minority Exchange"). The AmeriSteel Minority Exchange will be effected by the merger of Gerdau Florida, Inc., a wholly-owned subsidiary of Gerdau USA, with and into the Issuer pursuant to the AmeriSteel Plan of Merger (the "Plan of Merger"). The Plan of Merger contemplates that the Shares owned by the AmeriSteel Minority Shareholders will be cancelled and converted into the right to receive 9.4617 shares of Gerdau AmeriSteel. Each Share owned by Gerdau USA will remain outstanding as one share of common stock of the Issuer.

                  In connection with the AmeriSteel Minority Exchange, it is anticipated that after closing of the Transaction, Gerdau AmeriSteel will file a registration statement (the "Registration Statement") for the shares of Gerdau AmeriSteel to be issued pursuant to the AmeriSteel Minority Exchange with the United States Securities Exchange Commission (the "SEC") and it is intended that Gerdau AmeriSteel will become subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended. The shares of Gerdau AmeriSteel will not be issued to the AmeriSteel Minority Shareholders until approximately 30 days following the Registration Statement being declared effective by the SEC. Upon completion of the AmeriSteel Minority Exchange, the 281,197 options currently outstanding to purchase common stock of the Issuer (the "AmeriSteel Options") will be exchanged for options to purchase shares of Gerdau AmeriSteel. No new AmeriSteel Options will be granted going forward.

                  Gerdau AmeriSteel shares beneficial ownership of the Shares with Gerdau USA, Gerdau Steel Inc., a corporation organized under the laws of Canada, GTL-Trade Corp., a corporation organized with limited liability under the laws of the British Virgin Islands, Gerdau S.A., a corporation organized under the laws of the Federative Republic of Brazil and Metalurgica Gerdau S.A., a corporation organized under the laws of the Federative Republic of Brazil (the "Initial Reporting Persons"). The Initial Reporting Persons filed a statement on
Schedule 13D with respect to the Shares on September 27, 1999.

                  References to, and descriptions of, the Transaction, the Plan of Merger, the AmeriSteel Minority Exchange and the Transaction Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copy of Co-Steel's Management Information Circular dated August 26, 2002 (the "Circular") included as Exhibit A to this Schedule 13D, and incorporated in this
Item 3 in its entirety where such references and descriptions appear.

Item 4.           PURPOSE OF TRANSACTION

                  Pursuant to the Transaction Agreement, Gerdau S.A. acquired control of Co-Steel. The Shares of the Issuer were indirectly used as partial consideration to effect the Transaction. The purpose of the AmeriSteel Minority Exchange and Plan of Merger is for Gerdau AmeriSteel

                                     4 of 8
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CUSIP No. 03071V 10 9                                                Page 5 of 8


to acquire all of the Shares of the Issuer not acquired pursuant to the Transaction.

                  Except as set forth herein and as contemplated by the Transaction Agreement, the AmeriSteel Minority Exchange and the Plan of Merger, Gerdau AmeriSteel does not have any present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any material change in the Issuer's present capitalization or dividend policy;
(v) any other material change in the Issuer's business or corporate structure;
(vi) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (vii) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or (viii) any action similar to any of those enumerated above.

                  References to, and descriptions of, the Transaction, the Transaction Agreement, the Plan of Merger and the AmeriSteel Minority Exchange as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Circular included as Exhibit A to this Schedule 13D, and incorporated in this Item 4 in its entirety where such references and descriptions appear.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a)-(b) As of the date hereof, Gerdau AmeriSteel beneficially owns and has the shared power (together with the Initial Reporting Persons) to vote and to direct the vote of 9,000,000 Shares, representing 86.58% of the outstanding Shares of the Issuer. The calculation of the foregoing percentage is based on the number of Shares disclosed to Gerdau AmeriSteel by the Issuer as outstanding as of September 30, 2002. Tom J. Landa, Chief Financial Officer of Gerdau AmeriSteel, beneficially owns 15,525 Shares, and Phillip Casey, Chief Executive Officer and President of Gerdau AmeriSteel, beneficially owns 844,192 Shares. Except as set forth herein, to the knowledge of Gerdau AmeriSteel, no other director or executive officer of Gerdau AmeriSteel beneficially owns any other Shares of the Issuer.

                  (c) There have been no transactions by Gerdau AmeriSteel in securities of the Issuer during the past 60 days. To the knowledge of Gerdau AmeriSteel, there have been no transactions by any director or executive officer of Gerdau AmeriSteel in the securities of the Issuer during the past 60 days.

                  (d) The 9,000,000 Shares have been pledged to The Toronto-Dominion Bank, as agent (the "Agent") pursuant to that certain Stock Pledge Agreement, dated September 27, 1999, between Gerdau USA and the Agent (the "Pledge Agreement"), to secure the obligations of Gerdau S.A. and its North America subsidiaries pursuant to that certain Amended and Restated Loan Agreement, dated October 23, 2002, by and between Gerdau S.A. and its North America Subsidiaries, the Agent and the other parties thereto, of a loan (the "Loan"). Pursuant to the terms of the Pledge Agreement, if there is a default on the Loan, the Agent has the right to foreclose upon its security interest in the Shares and is entitled to vote and dispose of the Shares.

                                     5 of 8
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CUSIP No. 03071V 10 9                                                Page 6 of 8


Also, the Agent will have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer acquired by it as described herein.

                  (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Other than the Transaction Agreement, Plan of Merger, AmeriSteel Minority Exchange and Pledge Agreement, to the knowledge of Gerdau AmeriSteel, there are no contracts, arrangements, understandings or relationships among Gerdau AmeriSteel and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

         1. Co-Steel's Management Information Circular dated August 26, 2002 (Exhibit A).

         2. Stock Pledge Agreement, dated September 27, 1999, between Gerdau USA Inc. and The Toronto-Dominion Bank (Exhibit B).

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CUSIP No. 03071V 10 9                                                Page 7 of 8


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2002

                                     GERDAU AMERISTEEL CORPORATION

                                     By: /s/ Tom J. Landa
                                         -------------------------------
                                     Name:   Tom J. Landa
                                     Title:  Chief Financial Officer

                                     7 of 8
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CUSIP No. 03071V 10 9                                                Page 8 of 8


                                   SCHEDULE I

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                          OFFICERS OF GERDAU AMERISTEEL

         DIRECTORS AND EXECUTIVE OFFICERS OF GERDAU AMERISTEEL. The following table sets forth the name, age, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employment and business addresses thereof for the past five years of each director and executive officer of Gerdau AmeriSteel. Except for Phillip E. Casey, Tom J. Landa, Michael Mueller and Terry G. Newman, who are citizens of the United States, and Jorge Gerdau Johannpeter, Frederico C. Gerdau Johannpeter and Andre Bier Johannpeter, who are citizens of the Federative Republic of Brazil, each such person is a citizen of the Canada. Unless otherwise indicated, the current business address of each person is c/o Gerdau AmeriSteel, Hopkins Street South, Whitby, Ontario L1N 5T1. Each occupation set forth opposite an individual's name refers to employment with Gerdau AmeriSteel, unless otherwise noted.

NAME, AGE AND CURRENT                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
BUSINESS ADDRESS
Phillip E. Casey, 59                       Chief Executive Officer and President of AmeriSteel Corporation

Tom J. Landa, 50                           Chief Financial Officer, Vice President and Secretary of
                                           AmeriSteel Corporation

Andre Beaudry, 44                          Vice President, Marketing

Kenneth W. Harrigan, 75                    Director

Joseph J. Heffernan, 56                    Director

Jorge Gerdau Johannpeter, 65               Director and Chairman of the Board of Directors

Frederico C. Gerdau Johannpeter, 59        Director

Andre Bier Johannpeter, 39                 Director and Chief Operating Officer, Canada

Michael M. Koerner, 74                     Director

Robert W. Korthals, 69                     Director

J. Spencer Lanthier, 62                    Director

Garry A. Leach, 54                         Director

Michael Mueller, 55                        Vice President, U.S. Operations

Terry G. Newman, 52                        Director and Vice Chairman of the Board of Directors

Lionel H. Schipper, 70                     Director

Dr. Michael D. Sopko, 63                   Director

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